Ref.: File no. 82-4025

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

18,338,074 shares issued and outstanding

April 20, 2009

LOI on Globex's Nova Scotia Assets

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that Globex has signed a non-exclusive letter of intent with a private group, Scotia Gold Associates (Scotia), under which Globex has agreed to vend 100% interest in all its Nova Scotia properties to Scotia for the following consideration:

- $250,000 at the end of a 3 month due diligence and fund raising period which will culminate with the signing of a definitive acquisition agreement.
- $500,000 at 12 months from the date of the signing of the definitive acquisition agreement.
- A sliding Gross Metal Royalty based on gold prices of US$ 700/oz or below to US$1,250/oz or above on all of Globex's Nova Scotia properties.
- The expenditure of $15 million, in U.S. or Canadian funds, whichever is greater, on the Mooseland Gold Mine property or commercial production as defined in a bankable feasibility study of the Mooseland property, whichever occurs first.
- 5% interest in the private company or if a public company is formed, a 5% ownership of the shares of the public company when commercial production is achieved.

The principals of Scotia are known to Globex and are senior persons with financial and/or mining analysis experience.

The Mooseland Gold Mine property includes two areas of high grade, Maguma style, gold mineralization, the East and West Gold Zones, as defined by extensive diamond drill campaigns. Acadia Mineral Ventures Limited, the joint venture partner of Hecla Mining Company of Canada Ltd. reported in their 1988 and 1989 Annual Reports that based upon 120,000 feet (36,576 meters) of diamond drilling, the property had a drill-inferred reserve of approximately 2.02 million tons with an uncut grade of 0.39 oz/T Au (13.37 g/t Au) over an average mining width of 5 feet (1.5 m) and to a depth of approximately 1000 feet (305 meters). This resource calculation is historical in nature and not conformable to NI 43-101 regulations and should not be relied upon. Globex is not treating the reserve calculation or subsequent resource calculations as a reserve.

Other resource calculations were undertaken in 1988 by Hecla using various mining widths, depths and cut off grades all of which varied widely due to the various parameters chosen and the erratic and high grade nature of the gold mineralization.

Globex's QP's have not recalculated a resource utilizing modern NI 43-101 standards.

Infrastructure on the West Gold Zone includes a 18.2 m steel head frame and a 125 m shaft installed by Hecla, a decline dug in 2003 to a vertical depth of 50 meters and other infrastructure necessary in order to initiate mining operations.

Globex is pleased to have the opportunity of potentially advancing the Mooseland Gold Mine property to production as well as beginning analysis and exploration of Globex's other Nova Scotia gold and polymetallic assets.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements